UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: June 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

REGULATORY NEWS SERVICE ANNOUNCEMENTS

On June 2, 2017, Motif Bio plc (the “Company”) issued regulatory news service announcements (collectively, the “Announcements”) in connection with a placement of its ordinary shares in the United Kingdom. The Announcements are attached hereto as Exhibits 99.1 and 99.2.

The information contained in Exhibits 99.1 through 99.2 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the Company’s registration statements or other filings with the Commission.

The Company is not making a public offering of securities in the United States.  Each Announcement is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described therein in any jurisdiction where it would be unlawful to do so.

The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated June 2, 2017, entitled “Proposed Placing to raise approximately £19.4m (US$25m).”

Exhibit 99.2	Regulatory news service announcement issued by Motif Bio plc, dated June 2, 2017, entitled “Result of Placing.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Robert Dickey IV
Name: Robert Dickey IV
Title: Chief Financial Officer

Date: June 2, 2017